GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY, JANUARY 1	$	669,587
Net loss		(37,552)
MEMBERS' EQUITY, DECEMBER 31	$	632,035

The accompanying notes are an integral part of these financial statements.